Exhibit 21.1

MATTERSIGHT SUBSIDIARIES

Name of Company	Jurisdiction of Incorporation

Mattersight Europe Holding Corporation	Delaware
Mattersight International Holding, Inc.	Illinois
Mattersight (Netherlands) B.V.	Netherlands
Mattersight (Canada) Corporation	Canada
Mattersight (Deutschland) GmbH	Germany
Mattersight (UK) Limited	England & Wales
Mattersight Corporation (Australia) Pty. Ltd.	Australia